[Reference Translation]

January 31, 2017

To Whom It May Concern:

  Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

    Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

                      Kenta Kon, General Manager,

Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the

Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment) conducted in January pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on November 8, 2016, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on November 8, 2016, has been completed.

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	13,931,200 shares

3. Total purchase price:	95,186,443,000 JPY

4. Method of acquisition:	Purchase in the market through a trust bank

5. Period of repurchase:	From January 4, 2017 to January 26, 2017

(Reference)

I.	Repurchase of shares resolved at a meeting of the board of directors held on November 8, 2016 (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment)

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

	(1) Class of shares to be repurchased	Common shares of TMC

	(2) Total number of shares to be repurchased	40 million shares (maximum)

	(3) Total purchase price for repurchase of shares	200 billion JPY (maximum)

	(4) Period of repurchase	From November 15, 2016 to February 14, 2017

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of January 31, 2017)

	(1) Total number of shares repurchased:	29,033,000 shares

	(2) Total purchase price for repurchased shares:	199,984,654,400 JPY